UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

_____

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: February 23, 2006
(Date of Earliest Event Reported)

_____

KYPHON INC.

(Exact Name of Registrant as Specified in Its Charter)

_____

Delaware	**Commission File:**	**77-0366069**
(State or Other Jurisdiction of Incorporation or Organization)	**000-49804**	*(I.R.S. Employer Identification No.)*

1221 Crossman Avenue
Sunnyvale, California 94089
(Address of Principal Executive Offices)

(408) 548-6500

(Registrant's Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.   Entry into a Material Definitive Agreement.

On February 23, 2006, the Compensation Committee of the Board of Directors (the "Board") of Kyphon Inc. (the "Company") authorized the waiver of the requirement under the Company's Key Contributor Incentive Plan for 2005 (the "KCIP") that the aggregate bonus pool for the 2005 year be determined by multiplying a Company performance factor by the aggregate of target bonuses for all eligible participants. Instead, the Compensation Committee permitted individual bonuses under the KCIP to take into account exceptional individual performance, even if the sum of the resulting bonuses under the KCIP caused the aggregate bonus pool to exceed the amount dictated by the Company performance factor.

The KCIP bonus determinations are based on the recommendation of the Compensation Committee of the Board, which is comprised solely of non-employee, independent directors, in accordance with the terms of the Company's Key Contributor Incentive Plan.

On February 27, 2006, based on the recommendation of the Compensation Committee, the Board approved the waiver of any condition contained in Section 4(c) of the Employment Agreement dated September 3, 2002 between the Company and Richard W. Mott, President and Chief Executive Officer of the Company, that Mr. Mott engage a third-party relocation service as a condition for reimbursement of costs associated with the sale of Mr. Mott's former primary residence.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 27, 2006

KYPHON INC.

By: /s/ Richard W. Mott
      Richard W. Mott
      President and Chief Executive Officer